SmarTire Systems Inc.
Suite 150, 13151 Vanier Place
Richmond, British Columbia
Canada, V6V 2J1

T: 604.276.9884
F: 604.276.2350
www.smartire.com
NASDAQ: SMTR

December 18, 2003

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Tom Jones and Dan Duchovny

Dear Sirs/Mesdames:

Re: SmarTire Systems Inc. File No. 333-108485 Registration Statement on Form SB-2 Filed September 3, 2003 Pre-effective Amendment No. 1 to Registration Statement on Form SB-2 Filed November 4, 2003

SmarTire Systems Inc. ("SmarTire") hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the consent of the Securities and Exchange Commission to withdraw the registration statement on Form SB-2 filed by SmarTire with the Securities and Exchange Commission on September 3, 2003, and Pre-Effective Amendment No. 1 to the Form SB-2 filed by SmarTire with the Securities and Exchange Commission on November 4, 2003 (collectively, the "Registration Statement"). The Registration Statement is being withdrawn because SmarTire intends to review the terms of its common stock purchase agreement with Talisman Management Limited dated July 23, 2003, in response to certain comments received on the Registration Statement from Securities and Exchange Commission staff.

There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Securities and Exchange Commission, and none of SmarTire's securities were sold pursuant to the Registration Statement.

SmarTire requests that the Securities and Exchange Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

2

If you have any questions or comments relating to this request for withdrawal, please contact Herbert Ono, counsel for SmarTire at (604) 643-3140.

Yours truly,
SmarTire Systems Inc.

/s/ Jeff Finkelstein

Jeff Finkelstein, C.A.
Chief Financial Officer